February 11, 2008

Karl Hiller

Branch Chief

Securities and Exchange Commission

Washington, DC 20549-7010

Dear Mr. Hiller:

We are in receipt of your letter dated January 29, 2008. We expect to have a full response completed by February 29, 2008.

Please contact me at (203) 358-5702 if you have any questions.

Sincerely,

Beverly A. Cummings

Chief Financial Officer